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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         WESTERN POWER & EQUIPMENT CORP.
                         -------------------------------
                                (Name of Issuer)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                    959221102
                                 --------------
                                 (CUSIP Number)


                             Jay M. Kaplowitz, Esq.
                c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                         101 East 52nd Street, New York,
                                 (212) 752-9700
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                   May 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
=====================
CUSIP No. 761265-10-7                  13D
=====================

=======   ======================================================================
  1       Name of Reporting Person
          C. Dean Mclain

          I.R.S. Identification No. of Above Person
          SSN:
-------   ----------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group            (a)  [_]
                                                                      (b)  [_]

-------   ----------------------------------------------------------------------
  3       SEC Use Only


-------   ----------------------------------------------------------------------
  4       Source of Funds

          PF
-------   ----------------------------------------------------------------------
  5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)    [_]

-------   ----------------------------------------------------------------------
  6       Citizenship or Place of Organization

          United States
-------   ----------------------------------------------------------------------
                 7       Sole Voting Power
Number of
                         3,857,419 shares beneficially owned in the aggregate
Shares Owned   -------   -------------------------------------------------------
                 8       Shared Voting Power
By Each
                         0
Reporting      -------   -------------------------------------------------------
                 9       Sole Dispositive Power
Person With
                         3,857,419 shares beneficially owned in the aggregate
               -------   -------------------------------------------------------
                10       Shared Dispositive Power

                         0
-------   ----------------------------------------------------------------------
 11       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,857,419
-------   ----------------------------------------------------------------------
 12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

          [_]
-------   ----------------------------------------------------------------------
 13       Percent of Class Represented by Amount in Row (11)

          36.28%
-------   ----------------------------------------------------------------------
 14       Type of Reporting Person

          IN
=======   ======================================================================

Item 1.  Security and Issuer.
         --------------------

         This Schedule 13D (the "Statement") is being filed with respect to the common stock, (the "Common Stock"), $0.01 par value per share of Western Power & Equipment Corporation (the "Company") a Delaware corporation, with its principal executive offices at 6407-B NE 117th Avenue , Vancouver, Washington 98662.


Item 2.  Identity and Background.
         ------------------------

         This Statement is being filed by C. Dean Mclain, an individual, whose address is c/o Western Power & Equipment Corp., 6407-B N.E. 117th Avenue, Vancouver, Washington 98662.

         During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On May 1, 2003, the Reporting Person agreed to convert a loan made by it to the Company in the amount of $73,500 in exchange for 2,769,419 shares of the Company's common stock.


Item 4.  Purpose of Transaction.
         -----------------------

         The purpose of the transaction was to convert debt to equity and help improve the Company's balance sheet.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Prior to the Date of the Event, Mr. Mclain beneficially owned 1,088,000 shares of the Company's common stock, of which 588,000 shares of the Company's common stock were owned by JSC LLC, a limited liability over which Mr. Mclain exercises control. On May 1,

2003, Mr. Mclain acquired an additional 2,769,419 shares of the Company's common stock. The shares beneficially owned by Mr. Mclain as of the Date of the Event represented approximately 36.28% of the issued and outstanding common shares of the Company.

         Mr. Mclain has sole power to vote and dispose of each of the 3,857,419 shares of the Company's common stock beneficially owned by Mr. Mclain. In the sixty days prior to the date of this filing Mr. Mclain did not engage in any transactions involving the Company's common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Not applicable.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
         Not applicable.









                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: October 21, 2003


                                               /s/ C. Dean Mclain
                                               ----------------------------
                                               C. Dean Mclain





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